Exhibit 99.1

Sphere 3D Reports First Quarter 2022 Financial Results and Operational Updates

TORONTO, Ontario, Canada, May 16, 2022 - Sphere 3D Corp. ("Sphere 3D" or the "Company") (Nasdaq: ANY), dedicated to becoming the leading carbon-neutral Bitcoin mining company operating at an industrial scale, today reported financial results for the first quarter of FY 2022 ended March 31, 2022. The Company is also providing results of its Bitcoin Mining Operation and operational updates.

First Quarter FY 2022 Financial Results:

• Revenue was $1.4 million, compared to $0.9 million for the first quarter of 2021.

• Operating costs and expenses for the quarter were $16.5 million, compared to $2.2 million for the first quarter of 2021.

• Interest expense was nil, compared to $0.5 million for the first quarter of 2021.

• Other income (expenses) net for the period totaled $0.5 million, net, compared to ($0.5 million) of other expenses, net, for the first quarter of 2021.

• Digital mining revenue was $0.7 million.

• Bitcoin production during the first quarter of 2022 was 18.15 coins. This is the first quarter the Company has produced Bitcoin.

• Depreciation and amortization was $6.4 million, compared to $0.2 million for the first quarter of 2021.

• Net loss from operations was $14.6 million, or a net loss of $0.23 per share, compared to a net loss from operations of $2.6 million, or a net loss of $0.27 per share, for the first quarter of 2021.

CEO Comments

"I am very excited about our future and remain committed to becoming a leading carbon-neutral Bitcoin mining company and to generating long-term value for our shareholders.  Our Company's transition is progressing as anticipated, and I am grateful for the support of our shareholders and partners," said Patti Trompeter, CEO of Sphere 3D.

"Being named CEO of Sphere 3D and becoming the first female minority CEO in the Bitcoin mining industry is one of the greatest honors of my career.  I look forward to working with the board of directors, our future advisory board, and the Sphere 3D management team during our expansion into Bitcoin mining and the broader blockchain technology industry.

"Our mining operation continues to grow and produce as expected.  We are excited to be on track as we look to expand our fleet of S19j Pros by the end of 2022," added Ms. Trompeter. "We are disappointed that we have not yet received the 12 NM440 test units from NuMiner.  It is important to keep the NuMiner arrangement in perspective.  The agreement to acquire the NM440 fleet was a low-risk option to purchase what was presented as the best mining technology in the industry.  If the NM440 units are not received or fail to perform according to NuMiner specifications, the Company can cancel the contract.

"During the quarter we announced the termination of the Gryphon merger.  It is our belief that terminating the merger was in the best our shareholders, as the transaction was expected to cause significant dilution, and is also in the best interest of our long-term growth opportunities.

"Looking forward, our mining fleet will expand consistent with the amended delivery schedule below, and our production capacity will increase accordingly.  We are working with Jefferies LLC, our financial adviser, to identify the most appropriate financing options to fund the expansion of our fleet, and we are exploring new growth areas in the cryptocurrency and blockchain industries," added Trompeter.

First Quarter FY 2022 Operational Updates Results:

Management and Board of Director Changes

Sphere 3D announced on April 5, 2022, the appointments of Patricia Trompeter as Sphere 3D's CEO and Duncan McEwan as Chairman of the Board of Directors.  The Company also announced its intention to expand the board of directors to five members and its desire to establish an advisory board comprising senior executives from the blockchain, cryptocurrency, and related industries.

Bitcoin Production and Holdings Update

Sphere 3D had 1,000 S19j Pro mining units installed and operational representing about 100 petahash of capacity to the network at the end of April 2022.  Through the first four months of 2022, the Company mined a total 30.50 Bitcoin.

Sphere 3D will provide unaudited Bitcoin Production and Holdings Updates monthly beginning in early June 2022 and as part of its quarterly results reporting.

New Auditor Appointment

The Company appointed MaloneBailey, LLP, to serve as its new independent public accounting firm and independent auditor, effective May 4, 2022.  MaloneBailey is a well-respected global accounting and audit firm with a broad scope of services and expertise that will support the Company's long-term growth.  The Company's long-time auditor, Smythe LLP, has a policy that prevents the firm from engaging cryptocurrency-related companies.

The Board would like to thank Smythe LLP for their services and guidance during the preceding years.  The Company is working closely with both firms to ensure a seamless transition.

BTC Antminer S19j Pro miners Delivery Schedule

As previously disclosed, Sphere 3D secured an order for 60,000 Antminer S19j Pros or the approximate equivalent of 6.0 exahash of capacity.  The contracted delivery schedule provided for the order is outlined in the below graphic.

Receipt date	Miners Delivered	Total PH/s Installed
Received and operational	~1,000	100
May 2022	2,000	300
June 2022	2,000	500
July 2022	2,000	700
August 2022	5,000	1,200
September 2022	12,000	2,400
October 2022	12,000	3,600
November 2022	12,000	4,800
December 2022	12,000	6,000
Total	60,000	6,000

Merger termination insights

On April 4, 2022, Sphere 3D and Gryphon Digital Mining ("Gryphon") terminated their previously announced merger agreement after careful consideration by both management teams and their respective boards of directors.  The companies will continue their relationship in the interim through the previously disclosed master services agreement, enabling Sphere 3D to leverage Gryphon to manage its mining fleet.

NM440 miner purchase update

In February 2022, Sphere 3D announced that it would acquire 60,000 NuMiner NM440 Bitcoin miners, conditioned on the satisfactory evaluation of 12 pre-production units.  Sphere 3D is entitled to cancel the order without penalty or releasing payments on June 1, 2022, upon failure to deliver the pre-production units.  As of May 16, 2022, Sphere 3D is still awaiting the delivery of the test units.

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  Sphere 3D has ~6.0 EH/s of capacity under contract for deliveries this year.  Currently, the Company currently operates a fleet of ~1,000 miners and expects delivery of an additional 59,000 miners by year-end 2022 for a total hashing capacity of 6.0 exahash.  Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction.  In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions.  Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov.  These forward-looking statements are based on current expectations, which are subject to change.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch

Kurt.kalbfleisch@sphere3d.com

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended
	March 31,
	2022	2021
Revenues:	(Unaudited)

Digital mining revenue	$747	$-
Service and product revenue	625	940
Total revenues	1,372	940

Operating costs and expenses:
Cost of digital mining revenue	474	-
Cost of service and product revenue	359	509
Sales and marketing	231	304
Research and development	114	237
General and administrative	15,214	1,165
Impairment of digital assets	91	-
Total operating expenses	16,483	2,215
Loss from operations	(15,111)	(1,275)
Other income (expense):
Interest expense	-	(509)
Interest and other income (expense), net	464	(588)
Net loss	(14,647)	(2,372)
Dividends on preferred shares	-	193
Net loss available to common shareholders	$(14,647)	$(2,565)

Net loss per share:
Basic and diluted	$(0.23)	$(0.27)
Shares used in computing net loss per share:
Basic and diluted	63,841,403	9,421,717

SPHERE 3D CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	March 31,	December 31,
	2022	2021
	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	$25,659	$54,355
Accounts receivable, net	205	181
Notes receivable	3,439	1,859
Other current assets	32,849	22,027
Total current assets	62,152	78,422
Notes receivable	13,617	11,988
Investments	19,949	19,949
Mining equipment, net	4,268	-
Intangible assets, net	56,771	63,017
Other assets	108,078	102,548
Total assets	$264,835	$275,924

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$6,658	$5,208
Other long-term liabilities	1,115	1,090
Total shareholders' equity	257,062	269,626
Total liabilities and shareholders' equity	$264,835	$275,924